Pricing Supplement no. 894
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-II dated August 24, 2010

Registration Statement No. 333-155535
Dated October 26, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

| **Structured Investments** | **JPMorgan Chase & Co.**
$43,000,000
Capped Floored Floating Rate Notes Linked to 3-Month USD LIBOR due October 29, 2020 |

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 29, 2020.
- With respect to each Interest Period, Interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 0.50% per annum, provided that such Interest Rate will not be greater than the Maximum Interest Rate of 9.00% per annum or less than the Minimum Interest Rate of 2.625% per annum.
- The notes are designed for investors who seek (a) quarterly interest payments that are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 0.50%, subject to the Maximum Interest Rate of 9.00% per annum and the Minimum Interest Rate of 2.625% per annum and (b) the repayment of principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Interest will be payable based on 90 days in each Interest Period and a 360-day year.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on October 26, 2010 and will settle on or about October 29, 2010.

Key Terms

Maturity Date:	October 29, 2020
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day-Count Fraction.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR on each applicable Interest Reset Date plus 0.50% per annum, provided that such rate will not be greater than the Maximum Interest Rate of 9.00% per annum or less than the Minimum Interest Rate of 2.625% per annum.
Minimum Interest Rate:	2.625% per annum
Maximum Interest Rate:	9.00% per annum
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page "LIBOR01" (or any successor page) under the heading "3Mo" at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate" in the accompanying product supplement no. 165-A-II.
Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates:	Interest will be payable quarterly in arrears on the 29th calendar day of each January, April, July and October (each such date, an "Interest Payment Date"), commencing January 29, 2011, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes back plus any accrued and unpaid interest.
Day-Count Fraction:	90/360
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
CUSIP:	48124AS32

Investing in the Capped Floored Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-II and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (2)(3)	Proceeds to Us
Per note	At variable prices	$37.12	$962.88
Total	At variable prices	$1,596,160	$41,403,840

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, will agree to purchase the notes from us at 100% of the principal amount of the notes minus a commission of $37.12 per $1,000 principal amount note, or 3.712% of the principal amount. This commission includes the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. JPMS will allow selling concessions from the price of the notes at the time of sale to other affiliated or unaffiliated dealers of up to $22.27 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest) beginning on page PS-32 of the accompanying product supplement no. 165-A-II.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices; provided that such price is not less than $985.00 per principal amount note and not more than $1,000.00 per principal amount note. See "Plan of Distribution (Conflicts of Interest) beginning on page PS-32 of the accompanying product supplement no. 165-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 26, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-II dated August 24, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supplements the term sheet related hereto dated October 14, 2010, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-II dated August 24, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003574/e39857_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** – With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR on each applicable Interest Reset Date, plus 0.50%, provided that such rate will not be greater than the Maximum Interest Rate of 9.00% per annum or less than the Minimum Interest Rate of 2.625% per annum. Interest will be payable quarterly in arrears on the 29th calendar day of each January, April, July and October, commencing January 29, 2011, to and including the Maturity Date. The quarterly interest payments are affected by, and contingent upon, 3-Month USD LIBOR, subject to the Maximum Interest Rate and the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-II. Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-II, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

- **THE NOTES WILL PAY AN ANNUAL INTEREST RATE, WHICH MAY BE 2.625% PER ANNUM** — You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to 3-Month USD LIBOR, plus 0.50%, subject to the Minimum Interest Rate of 2.625% per annum and the Maximum Interest Rate of 9.00% per annum. Therefore, if 3-Month USD LIBOR is less than or equal to 2.125% for any Interest Period, the Interest Rate on your notes for such Interest Period will be equal to 2.625% per annum.

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** — The rate of interest paid by us on the notes for each Interest Period will be equal to 3-Month USD LIBOR plus 0.50% subject to the Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 2.625% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period may be equal to 2.625% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.



- **THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL** —3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Interest Period.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British Banking Association in their daily determination of 3-Month USD LIBOR. JPMorgan Chase Bank, National Association's participation in this poll may affect 3-Month USD LIBOR.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE** — With respect to any Interest Reset Date, if 3-Month USD LIBOR plus 0.50% is greater than the Maximum Interest Rate of 9.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $90.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 6.50%, your Interest Rate will be capped at 9.00% per annum.

- **THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM —** By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than you would be if you purchased a note with a shorter term. Specifically, you may be negatively affected under certain circumstances in which interest rates are affected. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to a specific Interest Period may be less than that applicable to a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3-Month USD LIBOR plus 0.50% per annum, but a debt security issued in the then current market could yield an interest rate of 3-Month USD LIBOR plus 2.625% per annum, your note would be less valuable if you tried to sell that note in the secondary market.

- **3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest payable on notes will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
    - changes in, or perceptions, about future 3-Month USD LIBOR levels;
    - general economic conditions in the United States;
    - prevailing interest rates; and
    - policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **3-MONTH USD LIBOR MAY BE VOLATILE** —3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    - supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three
      month term;
    - sentiment regarding underlying strength in the U.S. and global economies;
    - expectations regarding the level of price inflation;
    - sentiment regarding credit quality in the U.S. and global credit markets;
    - central bank policy regarding interest rates;
    - inflation and expectations concerning inflation; and
    - performance of capital markets.

  Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of 2.625% per annum and thus in the reduction of interest payable on the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission or discount and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the



Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **VARIABLE PRICE REOFFERING RISKS** — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (*e.g.*, directly from JPMS or through a broker or dealer), any related transaction cost (*e.g.*, any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of 3-Month USD LIBOR;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 0.50%, the Minimum Interest Rate of 2.625% per annum and the Maximum Interest Rate of 9.00% per annum. The hypothetical 3-Month USD LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate
10.00%	+	0.50%	=	9.00%*
9.00%	+	0.50%	=	9.00%*
8.00%	+	0.50%	=	8.50%*
7.00%	+	0.50%	=	7.50%
6.00%	+	0.50%	=	6.50%
5.00%	+	0.50%	=	5.50%
4.00%	+	0.50%	=	4.50%
3.00%	+	0.50%	=	3.50%
2.00%	+	0.50%	=	2.625%**
1.00%	+	0.50%	=	2.625%**
0.00%	+	0.50%	=	2.625%**
-1.00%	+	0.50%	=	2.625%**

*The Interest Rate cannot be greater than the Maximum Interest Rate of 9.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 2.625% per annum.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated, assuming 90 calendar days in each Interest Period.

Example 1: 3-Month USD LIBOR is 3.00%. The Interest Rate is 3.50% per annum calculated as follows:
$$3.00\% + 0.50\% = 3.50\%$$

The quarterly interest payment per $1,000 principal amount note is calculated as follows:
$$\$1,000 \times 3.50\% \times (90/360) = \$8.75$$

Example 2: 3-Month USD LIBOR is 9.00%. Because 3-Month USD LIBOR of 9.00% plus 0.50% exceeds the Maximum Interest Rate of 9.00% per annum, the Interest Rate is the Maximum Interest Rate of 9.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:
$$\$1,000 \times 9.00\% \times (90/360) = \$22.50$$

Example 3: 3-Month USD LIBOR is 0.00%. The Interest Rate is 2.625% per annum because the Minimum Interest Rate is 2.625% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 2.625\% \times (90/360) = \$6.56$$

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 4, 2000 through October 26, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page "LIBOR01" at approximately 11:00 a.m., London time on October 26, 2010 was 0.28844%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive Interest Payments or a return of more than the principal amount of your notes.

